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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                 SCHEDULE 14D-1

                             TENDER OFFER STATEMENT
      PURSUANT TO SECTION 14(d)(1) OF THE SECURITIES EXCHANGE ACT OF 1934
                            ------------------------

                              SPECTRAN CORPORATION
                           (NAME OF SUBJECT COMPANY)

                            SEATTLE ACQUISITION INC.
                            LUCENT TECHNOLOGIES INC.
                                   (BIDDERS)
                            ------------------------

                     COMMON STOCK, PAR VALUE $.10 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)
                            ------------------------

                                   847598109
                     (CUSIP NUMBER OF CLASS OF SECURITIES)
                            ------------------------

                             PAMELA F. CRAVEN, ESQ.
                            SEATTLE ACQUISITION INC.
                          C/O LUCENT TECHNOLOGIES INC.
                              600 MOUNTAIN AVENUE
                         MURRAY HILL, NEW JERSEY 07974
                                 (908) 582-8500
          (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSONS AUTHORIZED TO
            RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF BIDDERS)
                            ------------------------

                                   COPIES TO:

                             IRVING L. ROTTER, ESQ.
                                SIDLEY & AUSTIN
                                875 THIRD AVENUE
                            NEW YORK, NEW YORK 10022
                                 (212) 906-2000
                            ------------------------

                           CALCULATION OF FILING FEE

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            TRANSACTION VALUATION*                          AMOUNT OF FILING FEE
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
                 $67,331,196                                     $13,466.24
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

* For purposes of calculating amount of filing fee only. The amount assumes the purchase of 7,481,244 shares of Common Stock, par value $.10 per share (collectively, the "Shares"), at a price per Share of $9.00 in cash. Such number of shares represents all the Shares outstanding, determined on a fully diluted basis.

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

     Amount Previously Paid: None         Filing Party: N/A
     Form or Registration No.: N/A        Date Filed: N/A

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

                                 SCHEDULE 14D-1

    CUSIP NO. 847598109

---------------------------------------------------------------------------

  1        NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE
           PERSONS
           Seattle Acquisition Inc.
---------------------------------------------------------------------------
  2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ]
           (b) [ ]
---------------------------------------------------------------------------
  3        SEC USE ONLY
---------------------------------------------------------------------------
  4        SOURCE OF FUNDS AF
---------------------------------------------------------------------------
  5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(e) or 2(f) [ ]
---------------------------------------------------------------------------
  6        CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
---------------------------------------------------------------------------
  7        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           0
---------------------------------------------------------------------------
  8        CHECK IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN
           SHARES [ ]
---------------------------------------------------------------------------
  9        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7) 0%
---------------------------------------------------------------------------
  10       TYPE OF REPORTING PERSON CO
---------------------------------------------------------------------------

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

                                 SCHEDULE 14D-1

    CUSIP NO. 847598109

---------------------------------------------------------------------------

  1        NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE
           PERSONS
           Lucent Technologies Inc.
---------------------------------------------------------------------------
  2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ]
           (b) [ ]
---------------------------------------------------------------------------
  3        SEC USE ONLY
---------------------------------------------------------------------------
  4        SOURCE OF FUNDS WC
---------------------------------------------------------------------------
  5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(e) or 2(f) [ ]
---------------------------------------------------------------------------
  6        CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
---------------------------------------------------------------------------
  7        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           0
---------------------------------------------------------------------------
  8        CHECK IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN
           SHARES [ ]
---------------------------------------------------------------------------
  9        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7) 0%
---------------------------------------------------------------------------
  10       TYPE OF REPORTING PERSON CO
---------------------------------------------------------------------------

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

     This Tender Offer Statement on Schedule 14D-1 relates to the offer by Seattle Acquisition Inc., a Delaware corporation (the "Purchaser") and a wholly owned subsidiary of Lucent Technologies Inc., a Delaware corporation ("Parent"), to purchase all of the outstanding shares of common stock, par value $.10 per share (the "Shares"), of SpecTran Corporation, a Delaware corporation (the "Company").

ITEM 1.  SECURITY AND SUBJECT COMPANY.

     (a) The name of the subject company is SpecTran Corporation, which has its principal executive offices at 50 Hall Road, Sturbridge, Massachusetts 01566.

     (b) This Schedule 14D-1 relates to the offer by the Purchaser to purchase all outstanding Shares at a price of $9.00 per Share, net to the seller in cash (the "Offer Price"), upon the terms and subject to the conditions set forth in the Offer to Purchase and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the "Offer"), copies of which are attached hereto as Exhibits (a)(1) and (a)(2), respectively. Information concerning the number of outstanding Shares is set forth in the "Introduction" of the Offer to Purchase and is incorporated herein by reference.

     (c) Information concerning the principal market in which the Shares are traded and the high and low sales prices of Shares for each quarterly period during the past two years is set forth in Section 6 ("Price Range of the Shares; Dividends on the Shares") of the Offer to Purchase and is incorporated herein by reference.

ITEM 2.  IDENTITY AND BACKGROUND.

     (a)-(d) and (g) This Schedule 14D-1 is being filed by the Purchaser and Parent. Information concerning the principal business and the address of the principal offices of the Purchaser and Parent is set forth in Section 9 ("Certain Information Concerning the Purchaser and Parent") of the Offer to Purchase and is incorporated herein by reference. The names, business addresses, present principal occupations or employment, material occupations, positions, offices or employments during the last five years and citizenship of the directors and executive officers of the Purchaser and Parent are set forth in
Schedule I to the Offer to Purchase and are incorporated herein by reference.

     (e) and (f) The information set forth in Section 9 ("Certain Information Concerning the Purchaser and Parent") of the Offer to Purchase is incorporated herein by reference.

ITEM 3. PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT COMPANY.

     (a) and (b) The information set forth in Section 11 ("Contacts with the Company; Background of the Offer") and Section 12 ("Purpose of the Offer; The Merger Agreement") of the Offer to Purchase is incorporated herein by reference.

ITEM 4.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     (a) and (b) The information set forth in Section 10 ("Source and Amount of Funds") of the Offer to Purchase is incorporated herein by reference.

     (c) Not applicable.

ITEM 5.  PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDER.

     (a)-(e) The information set forth in Section 12 ("Purpose of the Offer; The Merger Agreement") of the Offer to Purchase is incorporated herein by reference.

     (f) and (g) The information set forth in Section 7 ("Effect of the Offer on the Market for the Shares; Stock Quotation; Exchange Act Registration; Margin Regulations") of the Offer to Purchase is incorporated herein by reference.

ITEM 6.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

     (a) and (b) The information set forth in the "Introduction," Section 9 ("Certain Information Concerning the Purchaser and Parent") and Section 12 ("Purpose of the Offer; The Merger Agreement") of the Offer to Purchase is incorporated herein by reference.

ITEM 7. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES.

     The information set forth in the "Introduction," Section 9 ("Certain Information Concerning the Purchaser and Parent"), Section 11 ("Contacts with the Company; Background of the Offer") and Section 12 ("Purpose of the Offer; The Merger Agreement") of the Offer to Purchase is incorporated herein by reference.

ITEM 8.  PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

     The information set forth in the "Introduction" and Section 16 ("Fees and Expenses") of the Offer to Purchase is incorporated herein by reference.

ITEM 9.  FINANCIAL STATEMENTS OF CERTAIN BIDDERS.

     Not applicable.

ITEM 10.  ADDITIONAL INFORMATION.

     (a) The information set forth in Section 12 ("Purpose of the Offer; The Merger Agreement") of the Offer to Purchase is incorporated herein by reference.

     (b) and (c) The information set forth in Section 15 ("Certain Legal Matters") of the Offer to Purchase is incorporated herein by reference.

     (d) The information set forth in Section 7 ("Effect of the Offer on the Market for the Shares; Stock Quotation; Exchange Act Registration; Margin Regulations") of the Offer to Purchase is incorporated herein by reference.

     (e) The information set forth in Section 15 ("Certain Legal Matters") of the Offer to Purchase is incorporated herein by reference.

     (f) The information set forth in the Offer to Purchase, the Letter of Transmittal and the Agreement of Merger, dated as of July 15, 1999, among the Purchaser, Parent and the Company, copies of which are attached hereto as Exhibits (a)(1), (a)(2) and (c)(1), respectively, is incorporated herein by reference.

ITEM 11.  MATERIAL TO BE FILED AS EXHIBITS.

(a)(1)  Offer to Purchase.
(a)(2)  Letter of Transmittal.
(a)(3)  Notice of Guaranteed Delivery.
(a)(4)  Letter to Brokers, Dealers, Banks, Trust Companies and Other
        Nominees.
(a)(5)  Letter to Clients for use by Brokers, Dealers, Banks, Trust
        Companies and Other Nominees.
(a)(6)  Guidelines for Certification of Taxpayer Identification
        Number on Substitute Form W-9.
(a)(7)  Form of Summary Advertisement, dated July 21, 1999.
(a)(8)  Text of Press Release, dated July 15, 1999, issued by
        Parent.
(b)     None.
(c)(1) Agreement of Merger, dated as of July 15, 1999, among the Purchaser, Parent and the Company.
(d)     None.
(e)     Not applicable.
(f)     None.

                                   SIGNATURES

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 21, 1999

                                          SEATTLE ACQUISITION INC.

                                          By: /s/ PAMELA F. CRAVEN

                                            ------------------------------------
                                            Name: Pamela F. Craven
                                            Title: Vice President

                                          LUCENT TECHNOLOGIES INC.

                                          By: /s/ PAMELA F. CRAVEN

                                            ------------------------------------
                                            Name: Pamela F. Craven
                                            Title: Vice President-Law

                                 EXHIBIT INDEX

EXHIBIT
NUMBER                        EXHIBIT DESCRIPTION
-------                       -------------------
(a)(1)    Offer to Purchase
(a)(2)    Letter of Transmittal
(a)(3)    Notice of Guaranteed Delivery
(a)(4)    Letter to Brokers, Dealers, Banks, Trust Companies and Other
          Nominees
(a)(5)    Letter to Clients for use by Brokers, Dealers, Banks, Trust
          Companies and Other Nominees
(a)(6)    Guidelines for Certification of Taxpayer Identification
          Number on Substitute Form W-9
(a)(7)    Form of Summary Advertisement, dated July 21, 1999
(a)(8)    Text of Press Release, dated July 15, 1999, issued by Parent
(b)       None
(c)(1)    Agreement of Merger, dated as of July 15, 1999, among the
          Purchaser, Parent and the Company
(d)       None
(e)       Not applicable
(f)       None

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